SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933

For the month of March 2005

BANCOLOMBIA S.A.

(Translation of Registrant’s name into English)

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

SIGNATURE
PROPOSAL FOR THE DISTRIBUTION OF PROFITS

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-12658).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: March 14, 2005	By	/s/ JAIME ALBERTO VELÁSQUEZ B. Name: Jaime Alberto Velásquez B. Title: Vice President of Finance

BANCOLOMBIA CIB LISTED NYSE

PROPOSAL FOR THE DISTRIBUTION OF PROFITS

Medellín, COLOMBIA. March 14, 2005

In it’s meeting today, the Board of Directors of Bancolombia decided to modify the proposition for the distribution of profits that will be presented to the General Shareholder’s Meeting that will take place on March 28, 2005. With the purpose of facilitating the payment of dividends corresponding to the first calendar quarter; these dividends will be payable after April 12, not March 31, as contemplated in the initial proposal that was announced on February 18, 2005. The values and other payment dates have not been modified.

Contacts
Jaime A. Velásquez	Mauricio Botero	Fax: (574) 2317208
Financial VP	IR Manager	www.bancolombia.com
Tel.: (574) 5108666	Tel.: (574) 5108866	investorrelations@bancolombia.co